SEC FILE NUMBER
0-24786

CUSIP NUMBER
045327 10 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D

☐ Form N-SAR  Form N-CSR

For Period Ended:  June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.__________________________________________________________

Full Name of Registrant

___________________________________________________________________________________

Former Name if Applicable

Ten Canal Park_______________________________________________________________________

Address of Principal Executive Office (Street and Number)

Cambridge, MA 02141_________________________________________________________________

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously announced on September 6, 2006, in connection with the preparation of financial statements for our fiscal year ended June 30, 2006, a subcommittee composed of our independent directors was appointed to review our accounting treatment for stock option grants in prior fiscal years.  That review is still ongoing.  However, to date, the subcommittee has concluded that errors were made in the accounting for certain historical stock options granted during and prior to our fiscal year ended June 30, 2004 and that previously issued financial statements will require restatement as a result of those errors.  The subcommittee currently estimates that additional compensation and related payroll tax expense will be required to be recorded in the fiscal years ended June 30, 2002, 2003, 2004 and 2005 and the first three quarters of the fiscal year ended June 30, 2006, and that retained earnings as of July 1, 2001 will be required to be adjusted to reflect compensation expense attributable to periods prior to the fiscal year ended June 30, 2002.  The subcommittee’s review indicates that the recognition of additional compensation expense is attributable primarily to errors in the determination of the measurement date related to grants of options allocated among a pool of our employees when the specific number of options to be awarded to specific employees had not been finalized.

On September 6, 2006, we also announced that we expect the restated financial statements for the fiscal years ended June 30, 2003, 2004 and 2005 and the first three quarters of the fiscal year ended June 30, 2006 will also reflect the correction of certain previously identified errors, which were not previously recorded because we believed they were not material, as well as certain other errors identified during the preparation of financial statements for the fiscal year ended June 30, 2006.

As a result of the foregoing, on September 6, 2006, we announced that our previously issued financial statements for the fiscal years ended June 30, 2003, 2004 and 2005 and the reports of our independent registered public accounting firm for those periods, as well as our previously issued financial statements for the first three quarters of the fiscal year ended June 30, 2006, should not be relied upon.

Due to the volume of the data subject to the stock option review, we could not complete the preparation of our restated financial statements or our evaluation of the related impact on internal controls in order to timely file our annual report on Form 10-K for our fiscal year ended June 30, 2006 without unreasonable effort or expense.  We expect to file the Form 10-K by no later than September 28, 2006, the fifteenth calendar day following the prescribed due date.

The information provided in this notice includes forward-looking statements, including statements regarding the nature and scope of the special committee’s review, expectations as to the completion and results of the review, the timing of the filing of our Form 10-K for our fiscal year ended June 30, 2006 and the restatement of our previously issued financial statements, and the timing and impact of the restatement.  Actual results could differ materially from those indicated by such forward-looking statements for a number of reasons, including additional findings or determinations that may be made by the special committee in completing its review of our stock option grants and stock option practices or other determinations that may be made in connection with the completion and audit of our restated financial statements.  In addition, the statements in this notice represent our expectations and beliefs as of the date of this notice.  Subsequent events and developments may cause these expectations and beliefs to change.  These forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the date of this notice.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frederic G. Hammond	(617)	949-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, we cannot provide at this time an estimate of our results of operations for the fiscal year ended June 30, 2006 other than the following, which we previously announced on September 6, 2006.  We anticipate reporting total revenues for the three months and twelve months ended June 30, 2006 of $79.2 million and $293.3 million, which would represent an increase of 11% and 9% over the three and twelve months ended June 30, 2005, respectively.  We anticipate reporting license revenues for the three and twelve months ended June 30, 2006 of $44.4 million and $152.7 million, which would be an increase of 21% and 18% over the three and twelve months ended June 30, 2005, respectively.  We anticipate reporting services revenues of $34.8 million and $140.6 million for three and twelve months ended June 30, 2006, which would be essentially even with services revenues for the three and twelve months ended June 30, 2005.  We anticipate reporting cash and cash equivalents of $86.3 million at June 30, 2006, which would reflect an increase of 23% from $70.1 million at March 31, 2006, and deferred revenue of $67.1 million as of June 30, 2006, which would constitute an increase of 11% on a year-over-year basis.  These anticipated results should be considered preliminary estimates pending completion of the audit of our financial statements for the fiscal year ended June 30, 2006.

ASPEN TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2006	By	/s/ Frederic G. Hammond
Frederic G. Hammond
Senior Vice President and
General Counsel